UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 13, 2026, GH Research PLC (the “Company”) reported its third quarter 2026 financial results, provided business updates, and made available an updated corporate presentation on its website. A copy of the press release is exhibited hereto as Exhibit 99.3 and a copy of the corporate presentation is exhibited hereto as Exhibit 99.4.

The fact that this press release and the corporate presentation are being made available and furnished herewith should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in the press release and corporate presentation is being provided as of November 13, 2026, and the Company does not undertake any obligation to update the press release or the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.3 and Exhibit 99.4 hereto), including Exhibit 99.1 and Exhibit 99.2 hereto, shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Nos. 333-270422, 333-285311 and 333-294036) and the registration statement on Form F-3 (Registration Nos. 333-285310 and 333-295872) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2026
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press release dated November 13, 2026
99.4	Corporate Presentation for November 2026
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: November 13, 2026

	By:	/s/ Magnus Halle
	Name:	Magnus Halle
	Title:	Company Secretary